APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Granite Slates LLC

BALANCE SHEET

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	628.76
Checking (9033)	32.38
Savings	5.00
Square	0.00
Total Bank Accounts	**$666.14**
Total Current Assets	**$666.14**
TOTAL ASSETS	**$666.14**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	0.00
Total Credit Cards	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Partner's Equity - Melissa	264.60
Partner's Equity - Sarah	1,816.96
Retained Earnings	
Net Income	-1,415.42
Total Equity	**$666.14**
TOTAL LIABILITIES AND EQUITY	**$666.14**

Granite Slates LLC

PROFIT AND LOSS
January - December 2020

	TOTAL
Income	
Sales	0.00
Sales of Product Income	5,860.14
Total Income	**$5,860.14**
Cost of Goods Sold	
Cost of Goods Sold	3,726.27
Total Cost of Goods Sold	**$3,726.27**
GROSS PROFIT	**$2,133.87**
Expenses	
Advertising & Marketing	839.01
Bank Charges & Fees	4.00
Car & Truck	72.47
Dues & Subscriptions	244.00
Equipment	300.00
Insurance	123.80
Job Supplies	824.94
Legal & Professional Services	105.00
Meals & Entertainment	52.79
Office Supplies & Software	953.49
Travel	30.00
Total Expenses	**$3,549.50**
NET OPERATING INCOME	**$ -1,415.63**
Other Income	
Interest	0.21
Total Other Income	**$0.21**
NET OTHER INCOME	**$0.21**
NET INCOME	**$ -1,415.42**

Granite Slates LLC

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,415.42
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit Card	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$ -1,415.42**
FINANCING ACTIVITIES	
Partner's Equity - Melissa	264.60
Partner's Equity - Sarah	1,816.96
Net cash provided by financing activities	**$2,081.56**
NET CASH INCREASE FOR PERIOD	**$666.14**
CASH AT END OF PERIOD	**$666.14**

I, Sarah Thibodeau, certify that:

1. The financial statements of Granite Slates LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Granite Slates LLC included in this Form reflects accurately the information reported on the tax return for Granite Slates LLC for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *Sarah Thibodeau*

Name: Sarah Thibodeau

Title: Owner